Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated March 11, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby revised as follows:

The eighth paragraph on page 23 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” is hereby deleted and replaced in its entirety with the following:

From time to time, we consider acquisition opportunities that could materially increase the size of our business operations. On March 11, 2007, we announced that we have agreed to acquire all of the equity interests in Copperfield, LLC for $213 million in cash. Management believes that the Coleman Cable-Copperfield combination will result in one of the premier U.S. based manufacturers of electrical and electronic wire and cable products.

Copperfield, currently majority owned by Spell Capital Partners, is one of the largest private fabricators and insulators of copper electrical wire and cable in the United States. Copperfield sells its wire and cable products to industrial distributors and OEMs which operate in a diversified set of end markets including electrical, recreational vehicle, transportation, appliance and welding cable sectors. Copperfield estimates that its revenues, net income and EBITDA for the twelve months ended December 31, 2006 will be approximately $520 million, $15.8 million and $35.3 million, respectively. The strategic acquisition of Copperfield broadens the scope of Coleman Cable’s product offering, further strengthens its strategic relationships with industrial distributors and increases Coleman’s end-market diversity.

Coleman Cable anticipates meaningful expense synergies from the realignment of the combined company’s manufacturing footprint and the expected purchasing opportunities resulting from the combination. Excluding expense synergies, Coleman Cable expects the acquisition of Copperfield to be accretive to earnings per share for 2007. Coleman Cable intends to use debt financing to consummate the acquisition. The transaction, which is subject to customary closing conditions and approval by necessary regulatory authorities, is expected to be completed during the second quarter of 2007.

EBITDA means earnings from continuing operations before net interest, income taxes, depreciation, and amortization. Other companies may define EBITDA differently and, as a result, Copperfield’s measure of EBITDA may not be directly comparable to EBITDA of other companies. Copperfield’s estimated 2006 EBITDA results from the addition to Copperfield’s 2006 net income ($15.8 million) of the following amounts: interest ($12.7 million), taxes ($0 million, as a result of its LLC status) and depreciation and amortization ($6.8 million). Coleman Cable’s management believes that EBITDA allows investors to evaluate and compare the operating performance of a company irrespective of its capital structure. EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the acquisition, or whether the acquisition will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of Coleman Cable and Copperfield, competitive pressures, economic conditions in the U.S., price fluctuations of raw materials, environmental matters, unknown or unforeseeable events or developments at Copperfield and other specific factors discussed in “Risk Factors.” The financial information about Copperfield is based on preliminary estimates, has not been audited and is subject to change upon completion of the audit.